Mintz Levin Todd E. Mason | 212 692 6731 | tmason@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax
August 6, 2010
Via EDGAR Transmission and By Hand
Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	Navios Maritime Acquisition Corporation Schedule TO-I Filed July 27, 2010 File No. 005-84078
Dear Mr. Jacobson:
     On behalf of Navios Maritime Acquisition Corporation (the “Company”), enclosed for review by the Securities and Exchange Commission (the “Commission”), are eight (8) copies of Amendment No. 1 to the Company’s Schedule TO-I and related exhibits, including the Offer Letter to warrant holders (the “Offer Letter”) and the Letter of Transmittal (collectively, as amended, the “Schedule TO”), four (4) of which are marked to show changes to the Schedule TO filed with the Commission on July 27, 2010. Terms not defined herein shall have the meaning ascribed to them in the Schedule TO.
     Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated August 4, 2010. The responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter. We have also enclosed for your reference a courtesy copy of the Warrant Agreement referenced in comment 7 herein. Page references are to the marked copy of the Schedule TO.
     Schedule TO-I
1.	Exchange Act Rule 13e-4(f)(8)(i) requires tender offers to be open to all securityholders of the same class of security subject to the tender offer. It appears that the Public and Private Warrants were issued pursuant to the same governing instrument and, as disclosed, are virtually “identical.” Similarly, the consent of the majority of all warrantholders (public and private) is required in order to effect the amendments to the Private Warrants that are proposed. Please provide us with your analysis of why the Public and Private Warrants are not a single class, and how the Offer complies with Exchange Act Rule 13e-4(f)(8)(i).

Evan S. Jacobson
Securities and Exchange Commission
August 6, 2010

Response: There is no definition of “class” in Rule 13e-4 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). There is, however, a definition of “class” in Section 15(d) of the Exchange Act. The definition is as follows: the term “class” shall be construed to include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.

Although they vote together as one class, there are important differences between the rights and privileges of the Public Warrants and the Private Warrants that would cause an investor to treat them as separate investments, including that (a) the Private Warrants can be exercised on a cashless basis while the Public Warrants may not be cashlessly exercised (other than during the Offer Period), (b), the Private Warrants cannot be called for redemption while the Public Warrants can be redeemed at the Company’s option only if the trading price of the common stock reaches certain levels, (c) the shares of common stock underlying the Private Warrants are not registered and will not be freely tradable upon exercise, and (d) a portion of the Private Warrants is not currently exercisable unless and until the amendment is effected. There are many examples of securities that vote together with others as one class that are treated as separate classes for registration under the Exchange Act, including super voting common stock and common stock and many convertible preferred stocks that vote with the common stock on an “as converted” basis. We have revised the description of the Private Warrants as compared to the Public Warrants throughout the Schedule TO to clarify that they are not substantially similar.

Please note that, as a contractual matter, approximately 45.4% of the 13,925,000 Private Warrants cannot participate in the Offer as the holders of such Private Warrants cannot exercise them until the consent solicitation results in the amendment of the Private Warrants upon consummation of the Offer.

The Private Warrants and Public Warrants are distinct securities and not fungible. If the Private Warrants were trading, they would trade separately and require their own CUSIP number and a separate symbol distinct from the Public Warrants.
2.	We note your disclosure that if the Offer is consummated, Navios Holdings can, for up to ten days, amend the terms of the Warrants solely with the consent of the representatives of the underwriters of your initial public offering, which consent you are seeking, and that during the ten days, Navios Holdings could amend the terms of the Public Warrants remaining outstanding after the final expiration of the Offer by, among other things, increasing the exercise price of the remaining Public Warrants. Please confirm that if the Offer is still open when you make any amendments to the terms of the Public Warrants, you will promptly file an amendment to the Schedule TO disclosing this material change; also confirm that the company will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders. See Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3).
Response: The Company confirms that if the Offer is still open when any amendments are made to the terms of the Public Warrants, it will file an amendment to the Schedule TO to reflect any material change and will disseminate the disclosure of such change in a manner reasonably calculated to inform security holders.
3.	Please provide us with a legal analysis of applicable law and the operative documents supporting the idea that tendering the Public Warrants in the Offer can constitute a consent to amending the terms of the Private Warrants. Please also note comment 7, which requests the filing of the warrant agreements.

Evan S. Jacobson
Securities and Exchange Commission
August 6, 2010

Response: Both the Public Warrants and the Private Warrants were issued by the Company pursuant to the same Warrant Agreement, dated June 25, 2008 between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), which sets forth the terms applicable to both the Public Warrants and the Private Warrants (which are collectively referred to in the Warrant Agreement as the “Warrants”). Section 9.8 of the Warrant Agreement contains the requirements for amending the terms of the Warrants. That Section expressly provides that amendments to the terms of the Warrant Agreement may be made with the prior written consent of each of the representatives of the underwriters and the holders of a majority of the then-outstanding Warrants, meaning all of the then-outstanding Warrants. Section 9.8 does not contain any additional requirement to obtain consent of the Private Warrants if the proposed amendments will affect only the terms of the Private Warrants. We note, however, that, in connection with the solicitation of consents of the holders of the Public Warrants to the proposed amendments to the terms of the Private Warrants being made pursuant to the Offer, Navios Holdings and Angeliki Frangou, the holders of 13,835,000 of the 13,925,000 outstanding Private Warrants, intend to grant consent to the proposed amendments.

We believe that consents granted by tendering holders as part of the Offer are valid under the Warrant Agreement. The sole requirement under the Warrant Agreement for a consent to be valid is that it be in writing. In this case, the Letter of Transmittal for the Offer sets out in writing the proposed amendments to the terms of the Private Warrants to which a holder will be consenting by signing and delivering a Letter of Transmittal. As such, we believe that an executed Letter of Transmittal delivered by a Public Warrant holder constitutes a valid consent under the Warrant Agreement. We note that this type of “exit” consent mechanism is widely used in connection with debt tender offers and has been found acceptable in the seminal case of Katz v. Oak Industries Inc., 508 A.2d 873 (Del. Ch. 1986).
4.	Please clarify if the period during which amendments to the Public Warrants can be made is a ten calendar or ten business day period. Further, please supplementally provide us with your analysis, inclusive of any supporting documents, that evidence the authority of Navios Holdings and the representatives of the underwriters of the company to amend the terms of the Public Warrants. Please also note comment 7, which requests the filing of the warrant agreements.
Response: The period during which amendments may be made is a 10 calendar day period; provided, that if the tenth day falls on a non-business day, the period would be extended to the next business day. We have added language throughout the Schedule TO to clarify this.

For your convenience, in addition to incorporating the Warrant Agreement by reference in response to comment 7, we are providing a courtesy copy of such Warrant Agreement. We call your attention to Section 9.8 thereof, which not only evidences the required consent, but also specifically contemplates the possibility of amendments to increase the exercise price. While the reference in Section 9.8 is to “the registered holders of a majority of the then-outstanding Warrants” and not directly to Navios Holdings, during the 10 calendar day period following the consummation of the Offer, Navios Holdings would own a majority of the then-outstanding warrants.
5.	To the extent currently known, please disclose any specific plans that Navios Holdings and the representative underwriters have to amend the terms of the Public Warrants following the Offer. Specifically, please clarify whether Navios Holdings

Evan S. Jacobson
Securities and Exchange Commission
August 6, 2010

and the representatives of the underwriters intend to increase the exercise price to an amount that is higher than the Public Warrants’ initial exercise price of $7.00.

Response: Navios Holdings and the representatives of the underwriters do not currently have any plans to amend the terms of the Public Warrants and they do not currently intend to increase the exercise price of the Public Warrants. The Company believes it is unlikely that the representatives would consent to any such amendment. The Company can provide no assurance as to the outcome of any proposed amendment, as each representative will make its own independent determination whether to consent at the time of any proposed amendment. However, as discussed in response to comment 4, the Warrant Agreement would give Navios Holdings, as the majority holder following the consummation of the Offer, the ability to do so if it voted for such an amendment and could obtain the representatives’ consents to such amendment.

Item 6. Purposes of the Transaction or Plans or Proposals

6.	We note your disclosure that no plans or proposals described in the Schedule TO in connection with the offer relate to or would result in the conditions or transactions described in Items 1006(c)(1)-(8), and (10) of Regulation M-A. We also note that the Public Warrants are listed on the New York Stock Exchange, and risk factor disclosure in the Offer Letter disclosing the risk of delisting from the New York Stock Exchange following consummation of the Offer. Please revise Schedule TO and the Offer Letter to include disclosure responsive to Items 1006(c)(6) and (c)(7).

Response: The Company has amended the Schedule TO and the Offer Letter to reflect that although the Offer could result in the Public Warrants being delisted from the New York Stock Exchange or being eligible for termination under the Securities Act of 1933, the Company does not plan or have a proposal to seek any such delisting or termination.

Item 12. Exhibits

7.	Please file the warrant agreements as exhibits to Schedule TO, or add them to the exhibit list and incorporate by reference from prior filings. See Item 1016(d) of Regulation M-A.

Response: The Schedule TO exhibits have been amended to include the Warrant Agreement and such exhibit has been incorporated by reference. We are also delivering a courtesy copy to you for your convenience.

8.	We note that Navios Holdings and Ms. Frangou have both agreed that, if the amendments are adopted, they will exercise 13,835,000 of Private Warrants they hold for $5.65 in cash. We also note your disclosure that officers, directors and a former officer of the company have the right, but not the obligation, to exercise warrants they hold on the same terms as those offered in the Public Warrant offer. If there is a written agreement between the parties, please file it as an exhibit, and revise your disclosure to include a summary of the material terms of the agreement. See Items 1016(d) and 1011(a) of Regulation M-A.

Response: There is no written agreement between the parties. Navios Holdings and Angeliki Frangou have entered into a binding oral agreement with the Company to exercise such Private Warrants for cash. Section 2 of the final form of Amendment to Warrant Agreement filed as Exhibit 12 to the Schedule TO (which is now in the form consented to by the representatives) provides that the exercise of Navios Holdings’ and Angeliki Frangou’s Private Warrants can only be for cash.

Evan S. Jacobson
Securities and Exchange Commission
August 6, 2010

The Company has no reason to believe such verbal commitment will not be honored. The other officers, directors and former officer have not entered into an agreement.

Exhibit 99(a)(1)(A): Offer Letter

9.	Please move the summary term sheet to the first or second page of the Offer Letter. See Instruction 2 to Item 1001 of Regulation M-A. In addition, revise the summary term sheet to briefly describe in bullet point format the most material terms of the proposed transaction, and to include cross-references to more detailed discussions elsewhere in the Offer Letter. See Item 1001 of Regulation M-A.

Response: The Offer Letter has been amended to reflect the requested change.

Financial Information Regarding the Company, page 19

10.	We note that you have incorporated your financial statements by reference, but have not included the summarized financial information specified in Item 1010(c) of Regulation M-A in the offering document, as required by Instruction 6 to Item 10 of Schedule TO. Refer also to Regulation M-A telephone interpretations I.H.7 and H.9 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise to include this information.

Response: The Offer Letter has been amended to reflect the requested change. See pages 20-21 of the Offer Letter.

11.	Please provide us with your analysis explaining why pro forma information is not required. See Item 10 of Schedule TO and Item 1010(b) of Regulation M-A.

Response: The Offer Letter has been amended to include the required pro forma financial information; however, as there was no significant effect, pro forma information for the initial acquisition and tender offer has not been included with respect to the statement of operations.

12.	Please confirm your understanding that Schedule TO does not allow you to forward incorporate disclosure from subsequently filed documents. We refer you to General Instruction F of Schedule TO and your obligation under Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed.

Response: The Company confirms its understanding that the Schedule TO does not allow it to forward incorporate disclosure from subsequently filed documents and will amend the Schedule TO as necessary to comply with law.

Rescission Rights, page 16

13.	Consistent with the requirements of Rule 13e-4(f)(2)(ii), please revise to specify that withdrawals of warrants tendered may be rescinded if not accepted for payment forty business days after the commencement of the Offer.
Response: The Company has amended the Offer Letter on page 16 to reflect the requested change.

Evan S. Jacobson
Securities and Exchange Commission
August 6, 2010

Extension of Offer Period; Termination; Amendments; Conditions, page 20
14.	The final paragraph of this section states that you may, in your discretion, waive either the condition that 75% of the outstanding warrants participate in the Offer or the condition that 15% of the outstanding warrants are exercised for cash. We also note your statement in the third paragraph of this section that if you waive a material condition of the Offer, you will extend the Offer to the extent required under applicable law. Although you acknowledge that depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the Offer, please be advised that you also may need to recirculate new disclosure to security holders. Please confirm your understanding in your response letter.

Response: The Company confirms its understanding that depending on the materiality of the waived condition, it may be required not only to extend the Offer but also to recirculate new disclosure to security holders.

15.	Please see the immediately preceding comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Response: The Company confirms its understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, it should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

16.	Please clarify that you will terminate the Offer only pursuant to the specified conditions disclosed. Also, please disclose how you would inform securityholders of such termination. Refer generally to Section 14(e) of the Exchange Act.

Response: The Offer Letter has been amended to reflect the requested change.
U.S. Tax Consequences, page 21
U.S. Backup Withholding Tax and Information Reporting Requirements, page 26
17.	We note your statement on page 27 that “the above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of Common Stock or Warrants.” Although you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions.

Response: The Offer Letter has been amended to clarify that the description provides a summary of the material tax consequences.

Evan S. Jacobson
Securities and Exchange Commission
August 6, 2010

Additional Information; Miscellaneous, page 28

18.	We note your statement on page 28 that if you determine that you are not legally able to make the Offer in a particular jurisdiction, you reserve the right to withdraw the Offer in that particular jurisdiction. Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction. If not, please advise us how you are complying with the all-holders provision in Exchange Act Rule 13e-4(f)(8)(i). We view Exchange Act Rule 13e-4(t)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

Response: The Schedule TO has been amended to reflect the requested change.

Exhibit 99(a)(2): Letter of Transmittal

19.	On page 3 of the Letter of Transmittal, you require a tendering security holder to represent and warrant that he or she has “read the Company’s Registration Statement on Form F-3 (File No. 333-151707), including the Reports on Form 6-K incorporated therein by reference, and understands the Offer is not dependent on the consummation of the vessel acquisition described therein.” Similar language is included on page 3 of Exhibit 99(A)(5). Please revise to delete the requirement that security holders provide this representation. Alternatively, amend the forms to include a legend in bold typeface that indicates you do not view the certification made by security holders that they have read the registration statement as a waiver of liability and that you agree not to assert that this provision constitutes a waiver of liability.

Response: The Company has amended the Letter of Transmittal and the form of letter to be used to include a legend as requested.

Closing Comments

At the request of the Staff, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6768 with any comments or questions regarding the Schedule TO and please send a copy of any written comments to the following parties:

Kenneth R. Koch, Esq.
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,
/s/Todd E. Mason
Todd E. Mason

cc:	Securities and Exchange Commission (Melissa Duru, Esq., Office of Corporation Finance) Navios Maritime Acquisition Corporation (Ms. Angeliki Frangou)